Zentek Announces the Development of a New Graphite Gel-Based Fire-Retardant Product and an Exclusive Licence with Altek Advanced Materials Inc. for the US Market

Guelph, ON - November 5, 2025, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property technology development and commercialization company, announces the development of a novel Graphite Gel-Based Fire-Retardant ("GBFR") product that combines both rapid gelation and intumescent components to rapidly protect homes from wildfires. Altek Advanced Materials Inc. ("Altek"), a US-based technology company has been granted conditional, exclusive rights to commercialize the technology in the US, pursuant to a development and collaboration agreement between Zentek and Altek dated November 4, 2025 (the "GBFR Agreement").

  Altek will seek to commercialize the GBFR in the US under the trademarked name GraphGel™.
  The new material combines gel properties that provides a strong thermal barrier against fires and expandable graphite as the active intumescent material to continue protection to surfaces even after the coating dries.
  The coating consists of bio-friendly materials that can be easily washed off after fire risk has passed.
  Zentek  contracted Intertek to complete independent ASTM E84 testing to assess the fire protection of ¼" Oriented Strand Board ("OSB")  sheets coated with GraphGel™. The gel was applied at two different loadings:  a Low loading of 0.3-0.4 cm and a High loading of 0.6-0.7 cm. The coated samples were dried and achieved Class A fire rating, the highest, with the Flame Spread Index ("FSI") of 25 for the low thickness and the high measured with an FSI of 5.
  The coating was designed by Zentek to be rapidly sprayed on structures at over 75 lpm (20 gpm) so that average-sized houses can be coated in under 30 minutes.
  Altek sponsored a live demonstration of the coating in Santa Clarita, California, attended by representatives from California National Guard and local fire departments.  The coating protected coated surfaces including shingles, glass, vegetation and siding when exposed to two minutes of fire engagement with temperatures reaching 1500°C. The limit of two minutes of fire exposure was required by the Fire Marshall who was present.  Surfaces not coated experienced significant fire damage and were engulfed in flames after two minutes.

  Altek has signed an agreement with Zentek Ltd. for a conditional exclusive licence to commercialize the product in the US which requires a minimum royalty payment to remain exclusive.
  Altek has also agreed to pay Zentek for personnel and development costs related to advancing the technology.
  Additionally, Altek has committed to assuming responsibility for all supplementary testing and chemical expenses directly associated with the product development process.

Gel-Based Fire-Retardant

Over the last decade wildfires have increased in impact and cost in the US and Canada with estimates of over $200 billion in damages and leading to 550 deaths. In the US 80 million1 structures face significant wildfire risk, while 120,000 homes in Canada face similar threats. In Canada fires have affected Jasper (2024), Kelowna (2023) and Fort McMurray (2016) while in the US notable fires include the recent Palisades (2025), Maui (2024), and Camp fire (2018).

The increase in wildfires is the result of many factors and there exists a great need for improved technology to help protect homes and commercial buildings.

Zentek researchers were challenged to translate their experience in fire retardant research to develop a new formulation that addresses some of the limitations of the current fire management solutions.

The desired product profile included: a gel base for optimal protection when hydrated; a dry intumescent coating with low-temperature activation; rapid deployment for coverage within 30 minutes; a thermal barrier that forms a stable char to prevent ignition; eco-friendly ingredients for minimal environmental impact; and easy removal with water, leaving no residue or stains.

The Zentek research team successfully developed a biopolymer with pH-responsive viscosity and incorporated expandable graphite to serve as an intumescent barrier. The team has also filed a provisional patent for this technology, titled "INTUMESCENT GELS FOR RAPID, SHORT-TERM PROTECTION AGAINST FIRE AND FLAME SPREAD".

Zentek's research team has optimized the coating, ingredients, mixing process and delivery method, reaching a Technology Readiness Level (TRL) 5, which means the technology has been validated in a simulated relevant environment. The coating is applied using a high-pressure centrifugal pump capable of delivering over 75 lpm (20 gpm). This delivery rate allows coverage of an entire 2,500 sq. ft. home in approximately 30 minutes.

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1 According to a 2022 report by First Street, which modeled wildfire exposure in the contiguous United States using federal databases, climate projections, and property-specific details like age and materials.

The coating has recently undergone ASTM E84 tested at Intertek in Burnaby, BC to validate its fire-retardant performance. ASTM E84 is the industry standard test for surface burning characteristics of building materials that measures FSI and Smoke Developed Index.

During testing, two levels of coating thickness were applied to ¼-inch OSB: a high loading with an initial thickness of 0.6-0.7 cm, and a low loading at 0.3-0.4 cm. The full gel formulation was applied at Zentek's Guelph, ON laboratory, after which the samples were allowed to dry under ambient conditions before being shipped to Intertek's Burnaby, BC facility for performance assessment. The drying process took nearly one week, highlighting the gel's notable durability. Typically, gel coatings are not suited for ASTM E84 testing, as they can liquefy and drip under heat, risking contamination of the testing equipment. As a result, only the dried coatings were evaluated, with all assessments performed more than 30 days following application. Both thicknesses achieved Class A fire ratings: the low loading produced a FSI of 25, and the high loading achieved an FSI of 5. These results confirm that GraphGel™ forms a fire-resistant surface, even on construction materials with inherently high FSI ratings such as OSB.

Live Demonstration

A live demonstration of the GBFR coating took place in Santa Clarita, California on October 24, 2025, attended by local news station, former California National Guard leadership and local fire department officials. The demonstration featured the following: testing the fire performance of GBFR after 18 hours on a surface, demonstrating the spray of the full gel formulation utilizing modified fire equipment and also testing the fire performance of GBFR 30 minutes after coating.

Highlights of the testing include:

Two exterior walls of a painted plywood miniature test house were exposed to temperatures up to 1500°C from direct flame contact. One uncoated wall served as the control, and the second wall was coated with GBFR 18 hours prior to the test.  After 1 minute and 30 seconds of fire exposure, the interior surface temperature of the uncoated wall had risen from 18°C to 69°C a difference of 51°C. The coated wall experienced a temperature increase of 5°C, demonstrating over a 10X improvement in thermal barrier performance.

Two identical miniature plywood test houses with windows were tested, each with a tree 2 m in front. The house and trees were exposed to intense fire from propane fire bars generating 1.5 m flames at up to 1500°C:  two fire bars in front of each house, one in each tree.  One uncoated house and tree were the control, while the other was coated with GBFR.  The control (uncoated) house was fully engulfed in flames after two minutes producing substantial embers from the tree and the house.  All the windows of the control house shattered due to the heat exposure.  After just two minutes, the control house continued to burn vigorously and was extinguished with a fire hose. The GBFR-coated house and tree experienced the same flame exposure, temperature and engulfment as the control, and after two minutes, the fire bars were turned off. The GBFR-coated house and windows were protected, and the tree lost some leaves due to the extreme heat; however, very few embers were produced. Remarkably, after the fire test, the coating was washed away easily with water revealing only minor damage where the coating was removed when the fire bars were placed by the technician.

Greg Fenton, the CEO of Altek reported, "As I have transitioned to lead Altek, I am thankful for the great relationship I continue to have with Zentek.  I started Altek to commercialize Zentek technology in the US and this new product GraphGel™ is a key component of our recently launched complete fire management solution called The Wildfire Guardian.  The response we are receiving for this product is substantial. The effect of wildfires in California has many home and business owners fearful and many are facing increased insurance rates and risks."

John Snisarenko, Board Chair of Zentek stated, "I am proud of our research team who were able to identify a market and product need and develop a new technology to a high TRL level resulting in a commercial license and complete a very successful real-world demonstration.  Wildfires are a real tangible risk for many Canadians and Americans, and this product has been designed to help homeowners and businesses protect their important assets.  It is our hope that the commercialization efforts of Altek are successful, and this product becomes an important tool for wildfire mitigation experts to save homes."

The GBFR Agreement

Pursuant to the GBFR Agreement, Zentek granted an exclusive license to Altek to develop, manufacture and commercialize the GBFR in the US, in consideration for Altek funding the development of the GBFR and a 5% royalty on Altek's net sales derived from the GBFR, provided, however, that such license will convert to a non-exclusive license in the event that the annual royalty payments to Zentek are less than $1,000,000 annually, following a ramp-up period of eighteen months from the date hereof. Zentek shall retain ownership of the GBFR intellectual property, and Altek shall be responsible and liable for all regulatory matters in the US. The term of the GBFR Agreement is five years, with a renewal option for an additional five years.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to significantly increase the bacterial and viral filtration efficiency for surgical masks and aims to do the same with HVAC (heating, ventilation, and air conditioning) filters Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

For further information:

investorrelations@zentek.com

Ryan Shacklock

Email: rshacklock@zentek.com

306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.